Exhibit 99.1

PRESS RELEASE

WiLAN Concludes Strategic Review; Formulates Growth Plan

$200 million sustainable annual revenue opportunity in five years

Quarterly dividend to increase 25% to a current per share yield of 5.6%

Company to hold conference call on May 14, 2014 at 5:00 PM ET

OTTAWA, Canada – May 14, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that its Board of Directors has concluded its review of strategic alternatives for the Company. Following a comprehensive process involving financial advisor Canaccord Genuity, the Board of Directors determined that it is in the best interests of the Company and our shareholders to execute an updated business plan focused on business diversification, licensing partnerships, improved profitability and increasing the return of cash generated from operations to shareholders.

“We entered into the strategic review process highly confident in the strength of our stand-alone business,” said Paul McCarten, Chairman of the Board of Directors. “After conducting a comprehensive review of a wide range of strategic options in collaboration with our financial advisor, Canaccord Genuity, we have concluded that shareholders are best served by modifying the Company’s business strategy to address current market dynamics. In our view, continuing with an updated strategy is the best way to maximize shareholder value.”

“Since we commenced this review process our business has made significant progress,” said Jim Skippen, President & CEO. “We have:

•	Delivered two quarters with very strong revenues and GAAP earnings;

•	Signed a partnership deal with Panasonic that anchors several new semiconductor licensing programs which we expect to begin generating revenue in the near term;

•	Entered licensing partnerships in the automotive, networking, and industrial products markets;

•	Signed license agreements with HTC, Sierra Wireless, Toshiba, and Hon Hai;

PRESS RELEASE

•	Signed our first license in the network management market with a US based cellular carrier;

•	Signed our first two licenses in a partnership program for technology used in video games;

•	Succeeded in having the Judge overturn a jury’s determination in our Texas case against Apple that our ‘802 patent was invalid; and

•	In our California case involving Apple and LTE- related technology, succeeded in having the court clarify certain claim constructions, which we believe help our overall case.”

“However, successful companies do not stand still, but embrace change,” continued Skippen. “WiLAN has identified a number of strategies that we believe will enhance the value of the enterprise over the short and long term:

•	First, we will diversify our revenue base by moving our focus from licensing WiLAN’s entire portfolio to licensing smaller subsets of the portfolio. We will also continue to add licensing programs in new market segments;

•	Second, to reduce the risk in our business model, we will limit the outright purchases of patent portfolios we make. Instead, we will focus on attracting portfolios from companies seeking a licensing partner that are willing to share with us the risk of the success of the licensing program;

•	Third, we will focus on increasing the profitability of our business by ensuring that law firms working with us share in some of the risk of our licensing programs; and

•	Fourth, we will consider selling some of the non-core patents in our portfolio to generate revenues and reduce the maintenance costs of the portfolio.”

Incorporating these strategies, we have established a roadmap to increase GAAP earnings to at least $0.30 per share by 2018 by more than doubling our revenues and increasing our operating leverage. If these targets are achieved, the strong profitability of our business will drive higher returns to shareholders through quarterly dividends that we will strive to increase regularly. The first increase, to $0.05 per quarter per share, represents a 25% increase and will take effect with the Q2 2014 declaration. At today’s share price, this represents a yield of approximately 5.6%.”

The board has also approved the entering into of a Normal Course Issuer Bid to repurchase for cancellation upto 10% of the issued and outstanding common shares of the Company subject to the receipt of regulatory and other approvals.

PRESS RELEASE

Conference Call Information – May 14, 2014 – 5:00 PM ET

WiLAN will conduct a conference call at 5:00 PM Eastern Time (ET) today. WiLAN President & CEO, Jim Skippen and other members of the Company’s management team will be on the call.

Calling Information

A live audio webcast will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=172773

• To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)

• To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=172773 and accessible by telephone until 11:59 PM ET on August 14, 2014.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Conference ID #: 13582853

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 280 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “to continue”, “to increase”, “to hold”, “to execute an updated business plan”, “business diversification”, “improved profitability”, “increasing the return of cash generated from operations to shareholders”, “best served by modifying the Company’s business strategy”, “to address”, “continuing with an updated strategy is the best way to maximize shareholder value”, “we will diversify our revenue base”, “to licensing”, “we will”, “continue to add licensing programs”, “to reduce”, “we will limit the outright purchases of patent portfolios”, “seeking a licensing partner”, “to share”, “increasing the profitability of our business”, “will also consider selling some of the non-core patents“, “to generate”, “reduce the maintenance costs”, “to increase”, “to at least $0.30 per share by 2018”, “more than doubling our revenues”, “increasing our operating margins”, “will drive higher returns to shareholders”, “we will strive to increase regularly”, “will take effect”, “will focus”, “will enhance the value“and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 3, 2014 annual information form for the year ended December 31, 2013 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For Media or Investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com